Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of MetaStat, Inc. (the "Company") on Form S-1 to be filed on or about April 10, 2015 of our report dated June 12, 2014, on our audit of the consolidated financial statements as of February 28, 2014 and for the year then ended and for the period from July 22, 2009 (inception) through February 28, 2014.  Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-1.

/s/ EisnerAmper LLP

New York, New York
April 9, 2015